June 29, 2009
BY EDGAR AND BY FEDERAL EXPRESS
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Assistant Director

Re:	Altisource Portfolio Solutions S.A.
Registration Statement on Form 10
File No. 001-34354
Ladies and Gentlemen:
     This letter responds to the Staff’s letter to Altisource Portfolio Solutions S.A., formerly known as Altisource Portfolio Solutions S.à r.l (“Altisource” or the “Company”), dated June 1, 2009, which contained the Staff’s comments to the Company’s Registration Statement on Form 10 referenced above and the information statement filed as Exhibit 99.1 thereto (collectively, the “Form 10”). Each response follows the Staff’s comments in bold below. Enclosed herewith is a copy of Amendment No. 1 to the Form 10 (the “Amendment”), which has been marked to indicate the changes made to the Form 10 filed on May 13, 2009.
     In addition to responding to the Staff’s comments, the Company has amended the Form 10 to reflect the conversion of Altisource Portfolio Solutions S.à r.l. into Altisource Portfolio Solutions S.A., effective June 5, 2009. Accordingly, the Company has changed the name of the Registrant and has deleted the wording, “(to be converted into Altisource Portfolio Solutions S.A. in connection with the transactions described herein)” from the Form 10.
     Caption references and page numbers included in the Company’s responses refer to the captions and pages contained in the Amendment, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. Consistent with the Form 10, we have scheduled dollar amounts included herein in thousands of dollars.
Registration Statement on Form 10
Cover Page
1.	Please revise your cover page to include the Commission file number associated with your Form 10.

The Company has revised the cover page to the Registration Statement to include Commission file number 001-34354.
2015 Vaughn Road, Bldg 400 | Kennesaw, GA 30144

Summary, page 1
2.	In the first bullet point under “Altisource’s Competitive Strengths,” you use certain terms: process outputs, solutions, process inputs, and seats. Please explain what those terms mean.

The Company has amended the Form 10 delete the term “process inputs” and to better describe the intended meaning of the referenced terms. As amended, the disclosure reads as follows on page 3 and on page 67 of the Amendment:

Strong Domain Expertise. Altisource focuses on selling process outputs and solutions instead of seats. Process outputs and solutions are the number of units produced or the number of units managed on behalf of our client. Seats refers to charging a set rate per outsourced employee or per minute of talk time. For example, in our Mortgage Services business we generally charge for each valuation, property inspection, title search and real estate asset sold. In our Financial Services business, we generally charge a percentage of the amount we collect on delinquent consumer receivables on behalf of our clients. In our Technology Products business, we generally charge our clients based upon the number of the client’s loans processed on the Altisource licensed system, or based on the number of our client’s employees that are using the applicable systems. Unlike a business model that sells all of its services on a per person basis, this allows us to improve our margins as we become more efficient in providing our services.
Reasons for the Separation, page 4
3.	Clarify that to preserve the tax free nature of the spin-off, the company will effectively be prohibited from using its equity as a capital resource for the next two years.

The Company believes that it will be limited but will not be prohibited from using its equity as a capital resource for the next two years. In the third bullet under “Reasons for the Separation”, the Company states that one reason for the Separation is that the Separation will “Provide Altisource the option of offering its stock as consideration to potential acquisition targets (subject to certain limitations)”. The Company included the limitation notation in reference to the discussion on page 30 of the Amendment in the paragraph that states, in relevant part, “Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the transaction may become fully taxable to Ocwen under Section 355(e) of the Code if stock representing 50% or greater interest in either Ocwen or Altisource is acquired by one or more persons as part of a plan or series of related transactions that include the Distribution.” As considered herein, this limitation relates to purchases of our common stock or to issuances of our stock if such issuance results in an entity obtaining control of 50% or more of our total shares outstanding post transaction(s) during the applicable period.

Further, the Company would like to bring to the Staff’s attention our disclosures under “Certain United States Federal Income Tax Consequences of the Separation” on page 28 which discuss the Restructuring of Altisource and the impact of multiple sections of tax code that apply in such cases. As part of that disclosure we note “if the Distribution were not to qualify as a tax-free transaction, Ocwen may not recognize substantial taxable gain because most, if not all, of such gain already would have been recognized pursuant to the Restructuring of Altisource...” In Summary, this section, among other items, discusses the Company’s belief that since Ocwen will have incurred most, if not all, of the taxes that would have been paid in a non tax-free spin due to the reorganization, the Company considers the limitations of a tax-free spin to be minimal.

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To clarify these concepts in the Form 10, the Company has augmented our disclosures on page 4 of the Amendment such that this bullet now reads as follows:
•	Provide Altisource the option of offering its stock as consideration to potential acquisition targets (subject to certain limitations, as for a period of two years following the Separation, issuances of 50% or more of our common stock to one entity may cause the Distribution to lose its tax-free treatment for Ocwen; however, we believe that the impact of such loss of the tax-free treatment for Ocwen would be mitigated substantially because Ocwen shall recognize substantially all of its gain in the Altisource business in connection with the Restructuring as more fully described under “Certain United States Federal Income Tax Consequences of the Separation”);
How will existing stock options be treated in the Separation?, page 8
4.	Advise how the company will value the company stock being distributed in the spin-off, and consider including a risk factor highlighting the fact that the value attributed to the company’s common stock in the spin-off might not be equivalent to the company’s market price following the spin-off.

The Company has amended the Form 10 to reflect its interpretation of the Staff’s comment on pages 9, 27 and 28 of the Amendment. The Company is interpreting the Staff’s comment to be focused on the effect of the relative valuation differences on the options rather than on the value of the company stock itself, and therefore has responded based on this interpretation. The revised wording is as follows:

At the Separation Date, all holders of Ocwen stock options, including Altisource employees and those who will remain with Ocwen after the Separation, will receive the following:
•	a new stock option issued by Altisource to acquire the number of shares of Altisource common stock equal to the product of (a) the number of Ocwen stock options held on the Separation Date and (b) the distribution ratio of one share of Altisource common stock for every three shares of Ocwen common stock; and

•	an adjusted Ocwen stock option for the same number of shares of Ocwen common stock with a reduced exercise price per stock option.
We will determine the exercise price of the new Altisource stock option and the adjusted Ocwen stock option based on the exercise price ratio. We will calculate the exercise price ratio for each individual stock option based on the ratio of the grant date exercise price of the individual stock option to the fair market value of the Ocwen stock immediately prior to the Separation. For example, assume that the Ocwen stock trades at $12.00 immediately prior to the Separation, and an employee holds an option with an exercise price of $8.00. The exercise price ratio for this stock option is 66.7%. We then will apply this exercise price ratio to the trading value of the Ocwen stock and the Altisource stock on the date the Altisource stock begins trading on The NASDAQ Stock Market LLC to determine the exercise price of the new Altisource stock option and the adjusted Ocwen stock option.

The Company also has amended the Form 10 to include an additional risk factor on page 12 of the Amendment that reads as follows:

The value we attribute to the Ocwen and Altisource common stock for the purpose of determining the revised exercise price of the Ocwen stock options and the exercise price of the

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new Altisource stock options might not be equivalent to the Ocwen and Altisource market prices following the Separation.

In connection with the Separation, all holders of Ocwen stock options will receive: (1) a new Altisource stock option to acquire the number of shares of Altisource common stock equal to the product of (a) the number of Ocwen stock options held on the Separation Date and (b) the distribution ratio of one share of Altisource common stock for every three shares of Ocwen common stock; and (2) an adjusted Ocwen option for the same number of shares of Ocwen common stock with a reduced exercise price per stock option. We will determine the exercise price of the new Altisource stock option and the adjusted Ocwen option based on the exercise price ratio. We will calculate the exercise price ratio for each individual stock option based on the ratio of the grant date exercise price of the individual stock option to the fair market value of the Ocwen stock immediately prior to the Separation. We then will apply this exercise price ratio to the trading value of the Ocwen stock and the Altisource stock on the date the Altisource stock begins trading on The NASDAQ Stock Market LLC to determine the exercise price of the new Altisource stock option and the adjusted Ocwen option. Although the intrinsic value (the difference between the market price of the stock and the exercise price of the stock option) of the stock option to its holder will be the same as of the Separation Date, fluctuations in the market price of the Ocwen and Altisource common stock may cause this ratio to vary greatly following the Separation. In addition, although the intrinsic value will be the same, the fair value of the option may be different due to potential changes in the expected stock price volatility, option life and other factors we use to determine fair value using the Black-Scholes options pricing model.
Risk Factors, page 11
5.	Consider including a risk factor highlighting the fact that Altisource will be a foreign corporation unlike Ocwen. Discuss all the risks that stem from having operations, assets, and management located outside the United States.

The Company has amended the Form 10 to reflect the Staff’s comment on pages 11 and 12 of the Amendment. The additional risk factors are as follows:

Our status as a foreign corporation may subject us to greater international risks than Ocwen.

Ocwen is a Florida corporation with its headquarters in the United States. Altisource is organized under the laws of Luxembourg and a significant portion of our employees and assets are located outside the United States. We may be affected by a number of factors relating to our international operations including potential changes in:
•	economic conditions from country to country;

•	political conditions, trade protection measures, licensing and other legal requirements;

•	tax laws in Luxembourg or India, where we have substantial operations, or in the United States particularly as they relate to assets contributed by a U.S. corporation to a non-U.S. corporation prior to a spin-off; and

•	the perception of our existing and potential customers of non-U.S. companies.
Altisource is a Luxembourg company and it may be difficult for you to enforce judgments against it or its directors and executive officers.

Altisource is a public limited company organized under the laws of Luxembourg. As a result, the rights of shareholders are governed by Luxembourg law and the articles of incorporation of Altisource. The rights of shareholders under Luxembourg law may differ from the rights of

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shareholders of companies incorporated in other jurisdictions. A substantial portion of the assets of Altisource are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against Altisource or its directors based on the civil liability provisions of the U.S. securities laws, or to enforce in Luxembourg judgments obtained in other jurisdictions, including the United States.

6.	Consider including a risk factor highlighting the possible dilutive effect the distribution may indirectly have on Ocwen shareholders due to the increase in the conversion rate under the existing Ocwen convertible notes.

The Company has amended the Form 10 to reflect the Staff’s comment on page 14 of the Amendment. The additional risk factor is as follows:

We anticipate that the Distribution will trigger conversion rights and a change in the conversion rate under Ocwen’s 3.25% Contingent Convertible Unsecured Senior Notes due 2024 that may have a dilutive effect on Ocwen shareholders.

Ocwen currently has $56,445 in aggregate outstanding principal amount of 3.25% Contingent Convertible Unsecured Senior Notes due 2024 that contain certain conversion rights for the holders of the notes. Conversion rights would be triggered if the value of the Altisource common stock distributed in the Distribution has a per share value exceeding 10% of the closing sales price of the Ocwen common stock on the business day preceding the announcement of the Separation. We expect the Altisource per share value will exceed this 10% trigger, and as a result additional shares of Ocwen common stock may be issued and a further dilutive effect on Ocwen’s share price might occur as a result thereof. In addition, regardless of whether the conversion rights are triggered, the Distribution will result in an increase in the conversion rate under the convertible notes, which is the ratio of the number of shares of Ocwen stock into which the notes are convertible. This increase in the applicable conversion rate may have a further dilutive effect.

7.	In the second full paragraph on page 23, we note one reason Altisource is separating from Ocwen is that Altisource can pursue clients who are competitors of Ocwen. However, Altisource and Ocwen will continue to have a close relationship because, among other things:
•	Ocwen generates 40% of the revenues of Altisource,

•	Ocwen and Altisource will enter into a Transition Services Agreement for a period of two years and three other agreements (the Services Agreement, the Technology Product Services Agreement, and the Intellectual Property Agreement) for a period of eight years, and

•	Ocwen and Altisource have Mr. William Erbey as a significant controlling shareholder.
Given that you will have a close relationship with Ocwen for a considerable period of time, please consider an additional risk factor that addresses whether your close relationship with Ocwen will inhibit your ability to obtain and retain other clients who compete with Ocwen.

The Company has amended the Form 10 to reflect the Staff’s comment on page 15 of the Amendment. The additional risk factor is also provided below:

Our continuing relationship with Ocwen may inhibit our ability to obtain and retain other customers that compete with Ocwen.

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Our chairman currently owns 27.1% of Ocwen’s common stock and will own 27.1% of our common stock as of the Separation Date, subject to dilution due to stock option exercises or conversion of some or all of Ocwen’s 3.25% Contingent Convertible Unsecured Senior Notes due 2024. We generated approximately 40.1% of our revenues in 2008 from Ocwen. For up to two years following the Separation, we and Ocwen will provide transition services to each other. We also expect to retain Ocwen as a significant customer for the foreseeable future. Given this close and continuing relationship with Ocwen, we may encounter difficulties in obtaining and retaining other customers who compete with Ocwen. Should these other potential customers continue to view Altisource as part of Ocwen or as too closely related to or dependent upon Ocwen, they may be unwilling to utilize our services and our growth could be inhibited as a result.
Risks Affecting Our Financial Services Business, page 20
8.	Please address how the Credit Card Accountability, Responsibility, and Disclosure (CARD) Act of 2009 signed by the President on May 22, 2009 will affect your business as a whole and, particularly, the debt collection operations of the Financial Services Segment.

The Company has amended the Form 10 to reflect the Staff’s comment on page 22 of the Amendment. The additional risk factor is as follows:

The Credit Card Accountability, Responsibility, and Disclosure Act of 2009 (the “CARD Act”) may have a negative impact on our business or that of our customers.

The CARD Act was signed into law by the President of the United States on May 22, 2009. The CARD Act limits when issuers of consumer credit cards can increase interest rates and bans billing and payment practices that the Federal Reserve calls “unfair or deceptive.” Although Altisource is not an issuer of consumer credit cards, the majority of our customers in the Financial Services segment do issue consumer credit cards and likely will be impacted by this new legislation. In that regard, indications suggest that the CARD Act will result in curtailing the amount of credit card business these customers generate and therefore may reduce the number and dollar value of accounts that these customers place with us. The resulting impact could be a future reduction of the revenues of this segment.
Decreased lending and real estate activity may reduce demand....page 18
9.	Please explain in more detail what “non-agency” means.

The Company has amended the Form 10 to reflect the Staff’s comment on page 20 of the Amendment. The additional description is provided below for the Staff’s convenience:

Mortgage loans that are insured by the Federal Housing Administration, referred to as FHA loans, are known as agency loans. Mortgages that are not FHA loans are known as non-agency loans. Our customers primarily service mortgages that are not insured by the FHA and therefore are non-agency mortgages.
Dividend Policy, page 35
10.	Please provide the disclosure required by Item 201(a)(2) of Regulations S-K.

The Company has amended the Form 10 to reflect the Staff’s comment on pages 37 and 38 of the Amendment. The additional disclosure is as follows:

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Listing and Trading of Our Common Stock

Before the Separation Date, there will be no public market for our common stock. We have applied to list our common stock on The NASDAQ Stock Market LLC under the symbol “ASPS”. Following the Separation, Ocwen’s common stock will continue to trade on the New York Stock Exchange under the symbol “OCN”.

As of May 1, 2009, there were 67,434,998 shares of Ocwen common stock, $0.01 par value outstanding. Based on the Separation Ratio of one share of Altisource common stock for every three shares of Ocwen common stock outstanding, we anticipate that Ocwen will distribute up to 22,478,333 shares of our common stock to shareholders, adjusted downward for fractional shares. In addition, as of December 31, 2008, there were 9,428,952 stock options outstanding under Ocwen equity plans that may be exercised for up to 3,142,984 shares of Altisource common stock. Finally, Ocwen has $56,445 face amount of 3.25% Contingent Convertible Unsecured Senior Notes due 2024 outstanding that may be convertible into 4,638,046 shares of Ocwen common stock under which 1,546,015 shares of Altisource common stock could be distributed, subject to adjustment. These notes will be convertible prior to the Separation if the Distribution triggers conversion rights, which would occur if the value of the Altisource common stock distributed in the Distribution has a per share value exceeding 10% of the closing sales price of the Ocwen common stock on the business day preceding the announcement of the Separation. We anticipate that the Distribution will trigger these conversion rights. For additional information, see the detailed discussion in “Risk Factors”.
Unaudited Pro Forma Combined Consolidated Statement of Operations, page 40
11.	We refer to pro forma adjustment 1. It is not clear why you have determined it is appropriate to include this incremental revenue as a pro forma adjustment. Please delete this adjustment or tell us why you believe it is directly attributable to the spin-off transaction and meets the other criteria in Rule 11-02(b)(6) of Regulation S-X.

The Company has amended the Form 10 to delete this adjustment. Upon further review, the Company does not believe the adjustment is directly attributable to the spin-off transaction and therefore does not meet the criteria in Rule 11-02(b)(6) of Regulation S-X.

12.	We refer to pro forma adjustment 2. It is not clear why you have determined it is appropriate to eliminate the charge for interest expense identified in the note. Please delete this adjustment or tell us why you believe it meets the criteria in Article 11 of Regulation S-X.

In order to evaluate potential business opportunities and assess management’s performance Ocwen fully allocates costs to business units. In addition, Ocwen allocates “interest” to each business unit, principally to reflect the opportunity costs of the invested capital of each business unit. The amount allocated primarily includes total interest incurred by Ocwen. As a servicer of sub-prime residential mortgage loans, Ocwen incurs significant debt obligations to purchase service rights and fund servicing advances. With the acquisition of NCI, resulting in an increase in invested capital, Altisource’s total allocation of interest increased beginning in June 2007.

Conversely, Altisource has no intention at this time to incur additional debt, and in fact recently chose to terminate its revolving credit facility meaning the only debt outstanding is related to

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capital leases. In addition, we believe that we can finance our organic growth via our existing cash flows (whereas Ocwen tends to utilize a combination of debt and cash flows to purchase new servicing rights).

The interest charge considered in adjustment 2 relates to Ocwen’s opportunity cost methodology based upon interest incurred by Ocwen, which has no relevance to the interest or opportunity costs for Altisource. In addition, we note that as of the date of the Separation, Altisource will no longer incur any allocations of interest from Ocwen and instead will only recognize interest related to capital lease obligations, which has not been removed from the pro forma presentation. Accordingly, the Company believes that the change in the interest it will incur is directly attributable to the Separation and that it is appropriate to include the reduction of the interest allocation from Ocwen as a pro forma adjustment in the Unaudited Pro Forma Combined Consolidated Statement of Operations. The Company believes that the adjustment is (1) directly attributable to the transaction; (ii) expected to have a continuing impact on the registrant; and (iii) factually supportable as required under Rule 11-02(b)(6) of Regulation S-X.

Recognizing that the concept of allocating interest can be confusing, the Company has amended the Form 10 to provide a more complete explanation of the adjustment to reflect the Staff’s comment on page 44 of the Amendment in Note 1 as follows:

We reflect an interest charge from Ocwen in other expense which represents an allocation of Ocwen’s total interest expense to us. This charge was calculated based on our assets in comparison to Ocwen’s total assets and was $2,269 in 2008. After the Separation, Ocwen and Altisource will operate inherently different business models and Altisource will no longer be subject to this allocation of interest from Ocwen. Further, Altisource does not anticipate incurring any new debt for which it will incur interest expense in connection with the Separation.

13.	We refer to note 3. Revise to include a description of the transitional services agreement as described on pages 32 and 33 and disclosure indicating that it has not been contemplated in the pro forma results.

The Company has amended the Form 10 to reflect the Staff’s comment on page 42 of the Amendment and also included the range of the potential costs consistent with the Staff’s comment number 15. Upon further consideration of this disclosure, the Company considered it appropriate to move this disclosure to the introduction within the “Unaudited Pro Forma Financial Information” section by inserting the following additional disclosure as a second paragraph within that introduction:

Altisource will enter into a Transition Services Agreement with Ocwen under which we and Ocwen will provide to each other services in such areas as human resources, vendor management, corporate services, six sigma, quality assurance, quantitative analytics, treasury, accounting, risk management, legal, strategic planning, compliance and other areas for up to two years. Each company will provide such services at fully-allocated cost and management believes that such allocations will be materially consistent with current cost levels incurred by Altisource as a part of Ocwen. We have not contemplated any financial impact of this agreement in these pro forma results of operations. We do anticipate that we will incur increased costs associated with being a separate publicly traded company including, but not limited to, maintaining a separate Board of Directors and obtaining a separate audit as well as changes that we expect in our tax profile, personnel needs, financing and operations of the contributed business as a result of the Separation from Ocwen. We also expect to incur costs to relocate certain executives, and to grant a limited number of stock options to executives subsequent to the Separation. We estimate that all of such

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expenses will range from $2,000 to $4,000 per year in excess of amounts currently allocated to us by Ocwen for similar expenses.

14.	We refer to note 4. Disclose the number of additional shares that you would issue if the conversion rights under Ocwen’s Contingent Convertible Notes are triggered.

The Company has amended the Form 10 to reflect the Staff’s comment on page 44 of the Amendment to include this additional disclosure as follows:

We estimate that approximately 1,546,015 additional shares of Altisource common stock could be issued if these conversion rights were triggered and all of the note holders exercised these rights.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 42
Separation from Ocwen and Basis of Presentation, page 43
15.	We refer to the disclosures in this section as well as the related risk factors disclosed on pages 11 and 12. Please revise to describe the transition services agreement and specifically address the changes in your results of operations, liquidity, capital resources, and trends that you expect to occur as a result of the separation from Ocwen. It is important for investors to understand your historical financial information when you operated as part of Ocwen and the extent to which management expects the trends and results of operations to continue or change after separation. Revise to include a discussion of, and quantify the impact of, additional costs associated with being a stand-alone, public company, providing information about the potential variability of your earnings and cash flows.

The Company has amended the Form 10 to reflect the Staff’s comment on pages 46 and 47 of the Amendment to include the following additional disclosure:

As part of Ocwen, we share certain corporate functions with Ocwen and Ocwen allocates a portion of its expenses to us to reflect our share of such expenses. We expect to enter into a Transition Services Agreement with Ocwen under which we and Ocwen will continue to share resources and provide services to each other on a fully allocated cost basis for up to two years. These services will include such services as human resources, vendor management, corporate services, six sigma, quality assurance, quantitative analytics, treasury, accounting, risk management, legal, strategic planning, compliance and other services. Given that these services will be at fully allocated cost, we expect that our costs will be approximately equal before and immediately after the Separation. However, we will need to transition away from Ocwen over the next two years, which likely will increase the overall costs that we incur as we no longer will benefit from the economies of scale we generated as part of a larger organization and likely will have duplication of functions that would not be necessary if we were to remain within the Ocwen organization. We also will incur other expenses as a result of being a separate publicly traded company that are not reflected in our historical financial statements. These additional expenses include, but are not necessarily limited to:
•	maintaining a separate Board of Directors;

•	obtaining a separate audit including additional audit procedures in 2010 to comply with the provisions of Section 404 of the Sarbanes-Oxley Act;

•	utilizing legal counsel to review the additional public company filings and paying listing and other fees;

•	purchasing separate Directors and Officers and other insurance protection;

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•	incurring taxes separate from Ocwen’s consolidated U.S. federal income tax return that may result in a higher effective income tax rate than we have calculated in our historical financial statements included herein;

•	paying relocation expenses for certain executive management;

•	incurring potentially higher financing costs should we need to borrow monies to maintain or grow our operations; and

•	hiring additional support staff in areas previously provided by Ocwen.
We estimate that these additional expenses will be between $2,000 and $4,000 per year, resulting in higher expenses that we will record in our results of operations. This estimate includes from $500 to $700 for the Board of Directors fees and expenses, $700 to $1,000 for audit fees, $200 to $400 for legal counsel and fees, $300 to $500 for additional insurance, $1,000 to $1,600 for additional personnel and $500 to $1,000 for other expenses, all net of approximately $1,200 currently being allocated to Altisource by Ocwen for these expenses. The amount and timing of when we incur such additional expenses will increase the variability of our earnings and cash flows after the Separation. If we are unable to lower other expenses or increase revenues, these additional expenses also will lower our earnings and our cash flows.

16.	We note from the risk factor disclosed on pages 13 and 14 that a substantial part of your revenue and external cash flows will be generated by providing outsourcing services to Ocwen. Revise MD&A to describe the potential variability of your earnings and cash flows in the event that you are required to provide services at below market rates.

The Company has amended the Form 10 to reflect the Staff’s comment on page 47 of the Amendment to include the following additional disclosure:

We generated 40.1% of our revenues in 2008 from Ocwen businesses not included in the Separation or services derived from Ocwen’s loan servicing portfolio. We anticipate that Ocwen will continue to be a significant customer for Altisource for the foreseeable future. We currently provide these services at rates that we consider to be at market. We expect that the prices that we will charge for these services beginning with the Separation Date will be determined pursuant to these services agreements, with such prices subject to revision at specified intervals. However, if market conditions change and we are required to provide services to Ocwen at below market rates, we could experience decreased earnings and cash flows as well as greater variability in our performance compared to our historical results.
Selling, General and Administrative Expenses, page 45
17.	We note the net decrease of $6,251 in SG&A expenses from 2007 to 2008 relating to cost reductions in your Mortgage Services segment. Please revise to provide insight into the underlying business drivers or conditions that contributed to the decrease and describe any known trends or uncertainties that have impacted or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

The Company has amended the Form 10 to reflect the Staff’s comment on page 50 of the Amendment to provide the following additional disclosure:

We generated these net decreases primarily by reducing the number and cost of our personnel supporting our Mortgage Services operations. By increasing the utilization of our technology, maximizing the benefits of our diverse workforce and limiting the use of external professional

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services, we reduced our internal costs and the allocation of costs charged to us by Ocwen. We anticipate that these cost improvements will continue to benefit us in 2009 but may be offset to some degree by the costs associated with the growth and development of our new products. Further, the additional costs of being a separate public company that we will incur after the Separation will offset or may exceed the benefits of these improvements and we may have higher selling, general and administrative costs in the future as a result.
Liquidity and Capital Resources, page 52
18.	You state that you believe your ability to generate cash flows from operations, coupled with cash on hand and available borrowing capacity under your committed credit facility, will be adequate to meet anticipated cash requirements. Please revise to clarify how long you expect these cash sources to be adequate and enhance your disclosures to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. We consider “long-term” to be the period in excess of the next twelve months. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

We bring to the Staff’s attention our revised disclosures that the Company has determined it is in its best interest to terminate the credit line, and have provided additional disclosures relating to this termination as described in the additional comments at the end of this response. This termination was primarily a result of our belief in our ability to generate strong operating cash flows and our desire to ensure we have maximum flexibility in our ability to deploy capital resources. We also believe the following supplementary information would be helpful to the Staff:
•	For 2008, Ocwen represented 40.1% of our revenues for which we generally are paid on the same day the service was provided;

•	For 2008, American Express represented 25.8% of our revenues for which we are paid weekly;

•	Our gross accounts receivable at December 31, 2008 comprised less than one month’s revenues and we anticipate that we will continue to maintain relatively low balances in our accounts receivable; and

•	Our pre-tax income adjusted for non-cash items, which we believe is a reasonable measure of our operating cash flows, is more than 75% greater in the five months ended May 31, 2009 than in the comparable 2008 period.
The Company has amended the Form 10 to reflect our decision to terminate the credit facility and the Staff’s comment on page 56 of the Amendment. The Company also included its amendment responsive to the Staff’s comment number 22 in its amendment for this comment. The amended disclosure is as follows:

(Addition to the first paragraph under Liquidity):

Management believes that Altisource will have sufficient cash and other financial resources to fund current operations and meet its obligations beyond the next twelve months without incurring additional debt.

(Addition to the third paragraph under Liquidity):

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In most cases, we are able to grow our business organically with little to no additional capital. Furthermore, for over 60% of the services we provide, we are paid as we provide the service or within a limited timeframe (i.e., within one week) which minimizes our working capital requirements and ensures sufficient, timely cash flows to fund operations. Furthermore, our operations generated strong cash flow in each of the past three years and only required a contribution from Ocwen in order to acquire NCI in June 2007. We expect to continue to generate positive cash flow from operations throughout 2009 and in subsequent years.

We may be restricted initially from pursuing larger acquisitions. However, we believe we still will be able to complete a number of strategic transactions that will be accretive to our operations and will not require a significant use of cash to complete. The limitations on the use of our stock in an acquisition are due to our desire to maintain the tax-free nature of the Distribution. For a period of two years following the Separation, issuances of 50% or more of our common stock to one entity may cause the Distribution to lose its tax-free treatment for Ocwen. However, we believe that the impact of such loss of the tax-free treatment for Ocwen would be mitigated substantially because Ocwen shall recognize substantially all of its gain in the Altisource business in connection with the Restructuring as more fully described under “Certain United States Federal Income Tax Consequences of the Separation”.

19.	We note from your disclosure on page 53 that there were no formal financing arrangements with Ocwen. Please revise to provide a more detailed discussion of the informal financing arrangements with Ocwen. In addition, provide an analysis of the intercompany accounts as described in question 4 of SAB Topic 1:B for the activity reflected in the line item “net (distribution to) contribution from Parent” shown in the Combined Statements of Cash Flows on page F-6.

The Company confirms that there were no formal or informal financing arrangements with Ocwen. As more fully discussed in our response to comment 12, Altisource was allocated interest expense as part of overhead charges, which may have lead to some confusion.

More specifically, with respect to question 4 of SAB Topic 1:B, historically Ocwen has allocated interest expense to its subsidiaries based upon assets, which has resulted in significant interest charges to the Altisource businesses, particularly since the acquisition of NCI in June 2007. This was based on internal allocation methodologies and not the result of formal or informal financing arrangements. Therefore, the activity reflected in the line item “net (distribution to) contribution from Parent principally includes the cash distributions to Ocwen as a result of our operations adjusted for the one time infusion related to the purchase of NCI.

In an effort to clarify the nature of these arrangements, the Company has revised and expanded our disclosures in the Amendment as follows with respect to the interest charge allocation by Ocwen on page 56 as follows:

Liquidity and Capital Resources

Total borrowings and cash as presented in the accompanying historical combined consolidated financial statements reflect only those balances we require to operate as a subsidiary of Ocwen. Historically, Ocwen has centrally managed the majority of the consolidated company’s financing activities in order to optimize its costs of funding and financial flexibility at the corporate level. In addition, Ocwen has allocated interest expense to us based upon our portion of assets to

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Ocwen’s total assets which has resulted in interest charges reflected on our combined consolidated statement of operations. These interest charges reflect an allocation and are not indicative of the interest charge we expect to incur as a separate company. Actual interest expense incurred by Altisource historically includes our line of credit and other secured borrowings, as well as interest expense associated with capital leases.

The Company also amended page F-8 in response to this comment. The entire disclosure, which also incorporates the Company’s responses to the Staff’s comment numbers 33, 34 and 35 is as follows:

Note 1	Basis of Presentation

These combined consolidated financial statements also include allocations of expenses from Ocwen. Ocwen currently provides certain corporate functions to Altisource, including business insurance, medical insurance and employee benefit plan expenses and allocations for certain centralized administration costs for executive management, treasury, real estate, accounting, auditing, tax, risk management, internal audit, human resources and benefits administration. We determined these allocations using proportional cost allocation methods including the use of relevant operating profit, fixed assets, sales and payroll measurements. Specifically, personnel and all associated costs, including compensation, benefits, occupancy and other costs, are allocated based on the estimated percentage of time spent by the individual in the various departments. External costs such as audit fees, legal fees, business insurance and other are allocated based on a combination of the sales, fixed assets and operating profits of the department, whichever is most appropriate given the nature of the expense.

The combined consolidated financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what its combined consolidated results of operations, financial position and cash flows would have been had the Company operated as an independent company during the periods presented. For instance, Altisource expects to incur costs in excess of those allocated by Ocwen for maintaining a separate Board of Directors, obtaining a separate audit, relocating certain executive management and hiring additional personnel to operate separate from Ocwen. The charges for these functions are included primarily in “selling, general and administrative expenses” in the combined consolidated statements of operations. In addition, Ocwen has allocated interest expense to us based upon our portion of assets to Ocwen’s total assets which is reflected as “Interest expense” in the combined consolidated statements of operations. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as an independent company for the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying combined consolidated financial statements.

20.	Your tables in your discussion break out revenues, SG&A expenses, and other income (expense) net derived from “Transactions with related parties.” However, it appears, as you state on the bottom of page 56, that all such revenues and expenses are derived from transactions only with Ocwen. Please confirm whether this is true and, if so, please revise to properly identify Ocwen as the related party.

The Company confirms to the Staff that all related party transactions are with Ocwen and the Company has amended the Form 10 to reflect the Staff’s comment on page 48 of the Amendment to include the following additional description:

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The transactions with related parties included in this table and throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations consist of transactions with Ocwen businesses not included in the Separation or transactions derived from Ocwen’s loan servicing portfolio.
Technology Products, page 51
Revenues, page 51
21.	Explain the phrases “market-based rate card” and “cost-based system.”

The Company has amended the Form 10 to reflect the Staff’s comment on page 49 of the Amendment where the Company first references these phrases. The Company added the following explanations of these terms:

Under the cost-based method, we based our billings to Ocwen and our inter-segment charges on our expectation of costs for providing such services. We performed these cost-based billings on overall expectations of how we would allocate our resources with limited changes to reflect actual costs. Our market-based rate cards include charges for specific functions or services that we provide that are at rates that we believe approximate what market participants would charge in arms-length transactions. We establish the rates based on specific functions such as the number of loans processed on the Altisource licensed system or the number of employees that are using the applicable systems. We bill for these services on a monthly basis, and the billings change monthly based on activity levels. We change the rates periodically based on changes we identify in the market, but generally maintain consistent rates from month to month.
Liquidity and Capital Resources, page 52
22.	We note that the company will be restricted in issuing equity for the next two years to preserve the tax-free treatment of the spin-off. Discuss any effect this restriction is expected to have on the company’s ability to meet the company’s cash requirements during that time.

The Company has amended the Form 10 to reflect the Staff’s comment on page 56 of the Amendment as part of its amendment responsive to the Staff’s comment number 18.
Business, page 59
Our Reporting Segments, page 59
Financial Services, page 60
23.	In the third full paragraph on page 60, you state that certain independent industry polls rank you as one of the ten largest receivables management companies in the U.S. Please disclose those polls.

The Company has amended the Form 10 to reflect the Staff’s comment on page 65 of the Amendment to include the following disclosure regarding these polls:

These two polls were the 2008 Industry Rankings for accounts receivable management companies as published in the August 2008 edition of Collections & Credit Risk Magazine and the Top Credit Card Collectors – 2007 as published in the August 2008 edition of The Nilson Report.

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Intellectual Property, page 64
24.	Please describe the duration of your intellectual property protections. See Item 101(c)(1)(iv).

The Company has amended the Form 10 to reflect the Staff’s comment on page 69 of the Amendment. The additional disclosure is as follows:

Altisource currently holds one patent that expires in 2023 and has 18 pending patent applications with projected expiration dates from 2020 to 2030. In addition, Altisource has registered trademarks or recently filed applications for registration of trademarks in a number of countries or groups of countries, including 17 separate trademarks in the United States and up to twelve filings for the same marks in the European Community, India and in nine other countries or groups of countries. These trademarks generally can be renewed indefinitely.
Competition, page 64
25. Please disclose your competitive position in each segment, if known. See Item 101(c)(1)(ix).
The Company has amended the Form 10 to reflect the Staff’s comment on page 69 and 70 of the Amendment in three separate insertions as follows:

From an overall perspective, we compete with the global business process outsourcing firms such as Genpact LTD, WNS (Holdings) Limited and Exlservice Holdings, Inc.

In our Financial Services segment, we are one of the top ten accounts receivable management companies in the U.S. out of approximately 1,800 agencies as ranked by two independent polls.

In our Mortgage Services and Technology Products segments, we compete primarily with a small number of national vendors and a large number of small regional or in-house providers. Given the diverse nature of product offerings that we and our competitors offer in these segments, we cannot determine our position in the market with accuracy, but we believe that we represent only a small portion of the overall market.
Compensation Discussion & Analysis, page 68
26.	Please confirm whether “Corporate EBITDA” in the table on page 72 is the same as the “pre-tax net income target” in the table on page 71 and, if so, please use the same terms.

The Company has amended the Form 10 to reflect the Staff’s comment on pages 77 and 79 of the Amendment. The Company confirms to the Staff that “Corporate EBITDA” and “pre-tax net income target” refer to the same measure. The Company informs the Staff that the use of the term “EBITDA” was included in error and has removed this term from the Amendment.
Annual Incentive Compensation, page 70
27.	For each of your corporate and personal scorecard elements, please disclose the actual dollar amounts attributed to each element for 2008. In addition, please disclose the actual dollar amounts attributed for each personal performance appraisal. This would assist the

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reader in understanding how the annual incentive compensation paid in 2008 was distributed among the various quantitative measures.
The Company has amended the Form 10 to reflect the Staff’s comment on page 88 of the Amendment to provide an additional table in Note 4 to the summary compensation table that includes the details of the achievement of the non-equity incentive plan compensation. Please refer to page 88 of the Amendment for this table.
Board of Directors and Corporate Governance, page 83
28.	Please address whether the disclosure required by Item 404(b) will be contained in the Corporate Governance Guidelines mentioned on page 83.

The Company confirms that the Corporate Governance Guidelines will contain standards with respect to the approval of related party transactions and has amended the Form 10 to reflect the Staff’s comment on page 94 of the Amendment by adding “review, approval or ratification of transactions with related persons” to the topics that will be covered by the Corporate Governance Guidelines.
Description of Capital Stock, page 88
Common Stock, page 89
29.	Please clarify what you mean when you state that the absolute majority of shares of common stock cast at a shareholders meeting can elect all of the directors of Altisource.

The Company has amended the Form 10 to reflect the Staff’s comment on page 97 of the Amendment to delete the word “absolute” from the description. In reviewing the Articles of Incorporation, the Company determined that the requirement is for a “majority” and not for an “absolute majority.”
Financial Statement
Age of Financial Statement
30.	Please update the financial statements and other financial information to include the interim period ended March 31, 2009, as required by Rule 3-12 of Regulation S-X.

The Company separately will file a Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 to update its financial statements and other financial information responsive to the Staff’s comment. In addition, the Company has updated the financial statements as of and for the year ended December 31, 2008, included in the Form 10 to reflect any subsequent events occurring since the initial filing of the Form 10.
Income statement, page F-3
31.	Disclose the amount of revenues from related parties on the face of the income statements for each period presented. Also, disclose the amount of related party receivables on the face of the balance sheet. Refer to guidance in Rule 4-08(k) of Regulation S-X.

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The Company respectfully notes for the Staff’s consideration the table at the bottom of Page F-4, the Combined Consolidated Statements of Operations, which contains the amount of revenue from related parties, as well as other impacted amounts. Furthermore, the Company notes that we expanded our disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide the reader of the financial statements the ability to evaluate trends with respect to related party revenues.
With respect to the balance sheet, the Company notes that in connection with our response to comment 18 we indicate that for the services historically provided to Ocwen, we received payment the same day the service was provided. Thus as of the Balance Sheet dates there were no receivables from Ocwen. In the future, we will have limited receivables from Ocwen related to recently launched services that we intend to provide to Ocwen and we will fully disclose the related receivables at that time.
Note 1, Description of Business, page F-7
Basis of Presentation, page F-7
32.	Disclose the individual equity accounts of each of the incorporated entities for each period presented in the combined financial statements and reconcile the information to total stockholder’s equity on the balance sheet.

The Company has amended the Form 10 to reflect the Staff’s comment on page F-8 of the Amendment to include a table summarizing the individual equity accounts of each of the incorporated entities as of December 31, 2008 and 2007. Please refer to page F-8 of the Amendment for this table.
33.	We note from your disclosures on page 9 and F-8 that your historical financial results contained in this information statement may not be indicative of your future performance as a separate company following the Separation and do not necessarily reflect what your financial position, results or operations and cash flows would have been had you operated as a separate stand-alone company during the periods presented. All costs of doing business should be reflected in Altisource’s historical financial statements. Please tell us why the financial information may not be indicative of your financial results in the future and as a stand-alone company and how you have complied with question one of SAB Topic 1:B.

The Company informs the Staff that it believes that the allocation of expenses incurred by Ocwen to the Company related to services are reasonable and that such allocations accurately capture the Company’s reasonable share of all costs of doing business as considered by SAB Topic 1:B. The Company’s intent in stating that its historical financial results may not be indicative of its future performance is that the Company expects that the total expenses to be incurred by Ocwen and the Company will be greater post separation than those incurred historically by Ocwen alone due to the duplicative expenses of being a separate public company. Please see the Company’s response to comment number 35 which provides additional information regarding the nature of the additional costs and clarification of how the Company has complied with question one of SAB Topic 1:B and our proposed disclosure.

34.	We note from your disclosures on page F-7 that Ocwen provides certain corporate functions to Altisource, including business insurance, medical insurance and employee benefit plan expenses and allocations for certain centralized administration costs for executive management, treasury, real estate, accounting, auditing, tax, risk management, internal

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audit, human resources and benefits administration and that management believes that the allocation of expenses is reasonable. We note your reference to a proportional cost allocation method. Please refer to question 2 of SAB Topic 1:B and for each material allocation made to you, revise to provide a detailed discussion of the allocation methods used by Ocwen.
The Company has amended the Form 10 to reflect the Staff’s comment on page F-8 of the Amendment. The additional disclosure, which also is incorporated in the Company’s response to the Staff’s comment number 19 above, is as follows:
Specifically, personnel and all associated costs, including compensation, benefits, occupancy and other costs, are allocated based on the estimated percentage of time spent by the individual in the various departments. External costs such as audit fees, legal fees, business insurance and other are allocated based on a combination of the sales, fixed assets and operating profits of the department, whichever is most appropriate given the nature of the expense.
35.	Question 2 of SAB Topic 1B further clarifies that you should include footnote disclosure of management’s estimate of what the expenses would have been if the company had operated on a stand alone basis, if practicable and material. We note from your disclosures on page 11 that your historical financial statements do not reflect the increased costs associated with being a stand-alone company including, but not limited to, maintaining a separate Board of Directors and obtaining a separate audit. Disclose management’s estimate of what the expenses would have been if you had operated as an unaffiliated entity of Ocwen. This disclosure should be presented for each year for which an income statement is presented.

The Company has amended the Form 10 to reflect the Staff’s comment on page F-8 of the Amendment. The Company is unable to quantify with precision these additional costs as it has not operated as a stand-alone company. Based on quotes the Company has received from external advisors for proposed audit and legal fees, the fees the Company expects to pay to non-employee directors and other costs of being a separate public company, the Company has estimated that these costs will be $2,000 to $4,000 in excess of the allocations from Ocwen to the Company on an annual basis, including for each year presented. The Company believes the amended disclosures now include all disclosures required by question 2 of SAB Topic 1:B. In addition to the disclosures added in response to the Staff’s comment number 34, the Company has amended the information statement to include the following:

For instance, Altisource expects to incur costs in excess of those allocated by Ocwen for maintaining a separate Board of Directors, obtaining a separate audit, relocating certain executive management and hiring additional personnel to operate separate from Ocwen.

The Company also included the expected range of such additional expenses of $2,000 to $4,000 as well as the components of this range in response to the Staff’s comment number 15 above.
Revenue recognition, page F-10
36.	Expand the disclosures of your revenue recognition policy to describe the specific criteria you use to recognize revenue for accounts receivable management, default management services, valuation related services, data processing and IT infrastructure services. Also, disclose the amount of revenues recorded as cost plus markup.

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The Company has amended the Form 10 to reflect the Staff’s comment on pages 59, F-11 and F-12 of the Amendment to include the following additional disclosures regarding the Company’s revenue recognition policies:
Specific policies for each of our reportable segments are as follows:
Mortgage Services: We recognize the majority of the services we provide in this segment on delivery of the product or service to our customer. Residential property valuation, certain property inspection and property preservation services, mortgage due diligence and certain closing and title services include specific deliverables for our customers for which we recognize revenues when we deliver the related valuation, property service, title search or due diligence report to the customer if collectibility is reasonably assured. We also perform services for which we recognize revenue at the time of closing of the related real estate transaction including real estate sales, real estate closings and certain title services. For default processing services and certain property preservation services, we recognize revenue over the period during which we perform the related services, with full recognition on completion of the related foreclosure filing or on closing of the related real estate transaction. For our knowledge process outsourcing services, we charge for these services based upon the number of employees utilized and providing such services.
Financial Services: We generally earn our fees for asset recovery management services as a percentage of the amount we collect on delinquent consumer receivables on behalf of our clients and recognize revenues upon collection from the debtors. We also provide customer relationship management services for which we earn and recognize revenues on a per minute basis as the related services are performed.
Technology Products: For our REAL suite, we charge based on the number of our client’s loans processed on the system or on a per-transaction basis. We record transactional revenues when the service is provided and other revenues monthly based on the number of loans processed, employees serviced or products provided. Furthermore, we provide IT infrastructure services to Ocwen and charge for these services based on the number of employees that are using the applicable systems and the number and type of licensed products used by Ocwen.
With regards to the Staff’s request for the Company to disclose the amount of revenues recorded at cost plus markup, the Company refers the Staff to the Company’s response to comment number 37 below for its response to this comment.
37.	You disclose on page F-12 that you “reflect” some of the revenues from Ocwen at cost plus a small mark-up and the remainder of the revenues at a rate you believe to be market rates. Please revise your disclosure to clarify whether you recorded revenue at the historical rates charged to Ocwen or if you adjusted revenue to market rates subsequent to the date the transactions occurred. If you subsequently adjusted revenue to market rates, tell us why you believe this is appropriate.

The Company has amended the Form 10 to reflect the Staff’s comment on page F-14 of the Amendment. The Company changed the word “reflect” to “recorded” to clarify for the reader that the Company recorded the revenue this way in its books and records and did not adjust revenues as they were recorded in each period. Further, the Company amended the remainder of this paragraph to respond to the second part of comment number 36 above and to better explain the timing and impact of the changes that the Company made. The Company advises the Staff that it

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changed the terminology from “at cost plus a small mark-up” to “based on our expectations of costs for providing such services.” As amended, this paragraph reads as follows:
We recorded the revenues we earned from Ocwen based on our expectations of costs for providing such services in our historical results of operations for all periods up to the end of the first quarter of 2008. We recorded the revenues we earned from Ocwen since the beginning of the second quarter of 2008 at rates we believe to be market rates as they are consistent with one or more of the following: the fees we charge to other customers for comparable services; the rates Ocwen pays to other service providers; market surveys prepared by unaffiliated firms; and prices being charged by our competitors. This change in the second quarter of 2008 resulted in additional revenues of approximately $6,000 in 2008. These revised rates are materially consistent with the rates we will charge Ocwen under the various long-term servicing contracts into which we will enter in connection with the Separation.
Note 9. Goodwill and Intangible Assets, page F-16
38.	We refer to your amortization of “Component 2” goodwill in the Financial Services segment and the disclosures in MD&A at page 55. It is not clear to us why you believe it is appropriate to amortize goodwill recorded in the financial statements. Please tell us how you applied the guidance in SFAS No. 142 and other relevant accounting literature in determining the appropriate treatment for goodwill recorded for the acquisition of NCI.

The Company acquired NCI in June 2007 prior to the effective date of SFAS No. 141(R). Upon the acquisition of NCI, and as a result of the historical tax basis goodwill being greater than the book goodwill, the Company followed the provisions of paragraphs 261-263 of SFAS 109 to determine the appropriate delineation between Component 1 and Component 2 goodwill in conjunction with purchase accounting. The Company respectfully submits that paragraph 262 of SFAS 109 requires the tax benefit of Component 2 goodwill to be applied first to reduce to zero any goodwill specifically related to the acquisition, which results in goodwill decreasing over time to the extent Component 2 goodwill exists and the tax benefits are realized. Furthermore, the Company also applies the provisions of SFAS 142 such that for book purposes, goodwill is not amortized yet is subject to annual impairment tests. The Company believes this treatment is in accordance with the various provisions of GAAP.

The “amortization” refers to the fact that for tax purposes, the Company is amortizing the goodwill in its tax return as required by Internal Revenue Code Section 197. The Company has modified its disclosures in the MD&A and in Note 9 of the combined consolidated financial statements to clarify that the amortization is for “tax purposes” on pages 60 and F-18 of the Amendment.

39.	We note that you amortize customer lists over 19 years. Tell us the factors you considered in determining the estimated useful life of customer lists.

The Company advises the Staff that it recorded the customer lists intangible asset in connection with its acquisition of NCI in June 2007. The disclosure made by the Company in Note 9 to its combined consolidated financial statements is that the weighted average amortization period in years was 19 years. This weighted average life includes two components: one customer represents the majority of the intangible asset ($33,300 of the original customer relationship intangible asset value of $37,700) and the estimated useful life for this asset is 20 years; and all other customers

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represent a small portion of the intangible asset and the estimated useful life for this asset is 10 years.
In determining the appropriate value for customer lists and amortizable life, management considered the advice of an independent valuation specialist among other factors.
More specifically, in determining the estimated useful life and appropriate amortization methodology for the significant customer, the Company considered the following factors:
•	The customer had been a customer of NCI for over 30 years at the time of the acquisition. NCI was one of the customer’s oldest vendors;

•	The customer utilizes several vendors for the services that NCI provides, and NCI consistently receives one of the largest allocations of placements made each month by the customer. Generally, the customer has exhibited a strong sense of loyalty with NCI as well as with its other vendors;

•	The independent valuation specialist concluded that the asset should be valued similar to a non-wasting asset given the historical relationship and future expectations;

•	Because of the non-wasting nature of the asset, the life of the asset was determined to be the number of years until a single year’s cash flow present value was less than 1% of the cumulative present value cash flows of all years. As determined by the independent appraisal, the life of the asset was estimated to be twenty years;

•	The Company believed that the customer considered its acquisition of NCI to be a positive development and that the relationship would continue to be maintained; and

•	The growth of historical revenues and forecasted revenues were fairly consistent. For example, revenues were forecasted to grow at the expected GDP rate of 2.8% each year for the twenty year period.
After considering all of these factors, and reviewing the relevant literature, management concluded that the asset should be amortized and that straight line was appropriate given the non-wasting nature and stable historical and projected revenues. With respect to the useful life of the asset, management concluded on twenty years after taking all of the above factors into consideration.
With respect to other customers, the Company considered the following factors:
•	Relatively low turnover historically;

•	Shorter duration of customer relationships; although several had been a customer of NCI for greater than ten years; and

•	The independent valuation analyst which assumed a customer attrition rate of 25% (based on number of customers) offset partially by changes in existing customer volume and prices. Utilizing these factors, the valuation concluded an estimated life of twelve years based upon a relatively stable decline in revenues over the same period.
After considering all of these factors, management concluded that straight-line amortization over ten years was the best estimate of life and reflected our expectation of the economic use of the intangible asset relating to other customers.
As a follow up, we continue to maintain excellent relationships with these customers and believe the original estimates were reasonable. For example, the independent valuation specialist utilized a forecast of approximately $29,000 for 2009 for the single customer, and we are currently projecting revenues of approximately $33,000. We continue to monitor intangible assets for any triggering events or other signs of impairment.

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          In addition to the above changes, the Company advises the Staff that the IRS issued new regulations subsequent to the Company’s initial filing of its Form 10. These new regulations may impact the Company, and as such, the Company has added the following additional risk factor on page 14 of the amended information statement:
New prospective tax regulations, if held applicable to the Separation, could materially increase tax costs to Altisource and/or Ocwen.
On June 10, 2009, the IRS issued new regulations under Section 7874 of the Code. The IRS further indicated that it intends to issue additional regulations with respect to transactions where a U.S. corporation contributes assets, including subsidiary equity interests, to a foreign corporation and distributes the shares of such corporation, as in the Separation. Our understanding of the IRS’s plans regarding these forthcoming regulations is that they would apply to the Separation only if the value of assets held by Ocwen’s corporate or partnership subsidiary entities (either currently, or those that were distributed from such entities as part of the plan encompassing the Separation) exceeds, in the aggregate, 60% of the value of Altisource when contributed to Altisource. It is not certain, however, what these regulations will provide for once adopted. Prior to completing the Separation, Ocwen’s board of directors will require Ocwen and Altisource to receive a valuation from an independent valuation firm that will enable the Company to determine whether the value of these assets is less than 60% of the value of Altisource. Because we believe the value of these assets does not exceed the 60% threshold, as we expect to be confirmed by information we derive from the independent valuation, we do not believe that Code Section 7874 applies to the Separation. The independent valuation is not binding on the IRS. If the IRS were to successfully challenge this valuation, and find that the value of these assets exceeds 60% of the value of Altisource, then Ocwen would not be permitted to offset gain recognized on the transfer of these assets to Altisource with net operating losses, tax credits or other tax attributes. This could materially increase the tax cost to Ocwen of the Separation. If the IRS were to successfully challenge this valuation and find that the value of these assets exceeded 80% of the value of Altisource, then instead of recognition of gain on the transfer of the assets to Altisource, Altisource would be treated as a U.S. domestic corporation. As such, without further changes to the Code or to its legal structure, Altisource would pay income taxes in both the U.S. and Luxembourg with no deduction or credit for taxes paid to the other country. This would have a material adverse impact on Altisource’s worldwide tax expense.
          Also in response to this new IRS regulation, the Company added the following discussion in the section entitled, “The Separation”. This discussion appears on page 33 of the amended information statement:
          On June 10, 2009, the IRS issued new regulations under Section 7874 of the Code. The IRS further indicated that it intends to issue additional regulations with respect to transactions where a U.S. corporation contributes assets, including subsidiary equity interests, to a foreign corporation and distributes the shares of such corporation, as in the Separation. Our understanding of the IRS’s plans regarding these forthcoming regulations is that they would apply to the Separation only if the value of assets held by Ocwen’s corporate or partnership subsidiary entities (either currently, or those that were distributed from such entities as part of the plan encompassing the Separation) exceeds, in the aggregate, 60% of the value of Altisource when contributed to Altisource. It is not certain, however, what these regulations will provide for once adopted. Prior to completing the Separation, Ocwen’s board of directors will require Ocwen and Altisource to receive a valuation from an independent valuation firm that will

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enable the Company to determine whether the value of these assets is less than 60% of the value of Altisource. Because we believe the value of these assets does not exceed the 60% threshold, as we expect to be confirmed by information we derive from the independent valuation, we do not believe that Code Section 7874 applies to the Separation. Neither our valuation nor the independent valuation is binding on the IRS. If the IRS were to successfully challenge this valuation, and find that the value of these assets exceeds 60% of the value of Altisource, then Ocwen would not be permitted to offset gain recognized on the transfer of these assets to Altisource with net operating losses, tax credits or other tax attributes. This could materially increase the tax cost to Ocwen of the Separation. If the IRS were to successfully challenge this valuation and find that the value of these assets exceeded 80% of the value of Altisource, then instead of recognition of gain on the transfer of the assets to Altisource, Altisource would be treated as a U.S. domestic corporation. As such, without further changes to the Code or to its legal structure, Altisource would pay income taxes in both the U.S. and Luxembourg with no deduction or credit for taxes paid to the other country. This would have a material adverse impact on Altisource’s worldwide tax expense.
******
On June 23, 2009, the Company decided to terminate the revolving credit facility secured by NCI’s accounts receivable. The Company made such determination after considering our operating cash flows year-to-date, our desire to have complete operational flexibility and the administrative costs of maintaining the facility. We continue to believe we have sufficient operating cash flows to finance our operations for at least the next twelve months; however, if necessary, we also believe we have reasonable, cost effective access to debt and capital markets.
We have amended our Form 10 to reflect the termination of the facility on pages 56, 57 and F-29. The disclosure on page 56 is as follows:
In June 2009, the Company terminated its existing revolving credit facility after considering its positive operating cash flows year-to-date and the administrative costs of maintaining the facility. We continue to believe that the Company has sufficient operating cash flows and, if necessary, access to debt markets at reasonable costs as well as equity markets (subject to the limitations described above) to finance our operations for at least the next twelve months even without this credit facility.
******
          The Company further advises the Staff that it expects to enter into an additional agreement with Ocwen upon the Separation. The Company has added a “Data Center and Disaster Recovery Services Agreement” to the list of agreements described on pages 37, 46, 62 and F-9 and the form of the agreement as Exhibit 10.7 to the Form 10.
******
          In connection with this response letter, the Company acknowledges that:
     • the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     • Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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     • the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at 407.737.5419.

Sincerely,
/s/ Robert D. Stiles
Robert D. Stiles
Chief Financial Officer

cc:	William B. Shepro, Chief Executive Officer
Kevin J. Wilcox, Chief Administrative Officer & General Counsel
David J. Gunter, Executive Vice President and Chief Financial Officer, Ocwen Financial Corporation
Paul S. Scrivano, O’Melveny & Myers LLP
Stephen S. Walker, PricewaterhouseCoopers LLP

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